Exhibit 99.1

EVINE Live Inc.

6740 Shady Oak Road

Eden Prairie, MN 55344-3433

April 29, 2016

GE Capital Equity Investments, Inc.

201 Merritt 7

Norwalk, CT 06856

Attn: Gail Pflederer and Karen Austin

NBCUniversal Media, LLC
30 Rockefeller Plaza

New York, NY 10112

Attn: General Counsel

RE:	Amended and Restated Shareholder Agreement, dated as of February 25, 2009, among EVINE Live Inc., a Minnesota corporation f/k/a ValueVision Media, Inc. (the “Company”), GE Capital Equity Investments, Inc., a Delaware corporation (“GE Capital”), and NBCUniversal Media, LLC, a Delaware limited liability company (formerly known as NBC Universal, Inc. (“NBCU”) (the “2009 Shareholder Agreement”).

Ladies and Gentlemen:

Reference is hereby made to the 2009 Shareholder Agreement. Capitalized terms used and not otherwise defined in this letter shall have the respective meanings assigned to such terms in the 2009 Shareholder Agreement. The Company has been advised that GE Capital intends to sell or otherwise transfer shares of Company common stock currently owned by it to ASF Radio, L.P. (“ASF”), and that following such transfer, GE Capital will no longer own any shares of the Company common stock. Upon the effectiveness of such transfer, the Company, GE Capital and NBCU (each a “Party” and collectively the “Parties”) are entering into this letter agreement to terminate the 2009 Shareholder Agreement, and simultaneously the Company and NBCU are entering into a separate shareholder agreement between them (the “NBCU Shareholder Agreement”).

Now therefore, the Parties hereby agree as follows:

1. Termination of 2009 Shareholder Agreement. The 2009 Shareholder Agreement is hereby terminated and shall have no further force or effect.

2. Reciprocal Release. Each of the Company on the one hand, and GE Capital on the other hand, in each case, for and on behalf of itself and its Affiliates, legal representatives, officers, directors, shareholders, attorneys, insurers, employees, agents, heirs, devisees, subsidiaries, parents, predecessors, successors, assigns, related entities and anyone acting or purporting to act on its behalf (collectively together with the Company on the one hand, and GE Capital on the

EVINE Live Inc.

April 2016

other hand, the “Releasing Parties”) does fully and forever release, remise and discharge GE Capital on the one hand, and the Company on the other hand, and their respective direct and indirect parents, subsidiaries and other Affiliates, together with their respective officers, directors, partners, equityholders, employees and agents (collectively, the “Released Parties”), from any and all claims, covenants, warranties, promises, undertakings, actions, suits, causes of action, obligations, debts, attorneys’ fees, accounts, judgments, losses and liabilities, of whatsoever kind or nature, in law, equity or otherwise (“Claims”) that the Releasing Parties had, may have had, or now have against any Released Party, for or by reason of any matter, cause or thing whatsoever, of whatever kind or nature, whether known or unknown, asserted or unasserted, suspected or claimed, from the beginning of time to the date hereof, including without limitation any foreign claims, arising out of or related or attributable to GE Capital’s interest as a stockholder of the Company, the 2009 Shareholder Agreement or the termination of the 2009 Shareholder Agreement; provided, that the foregoing release shall not apply to (i) any obligations of the Company or GE Capital under the letter agreement dated July 9, 2015 between the Company and GE Capital pertaining to the Company’s Shareholder Rights Plan or (ii) any obligations of the Parties under that certain Amended and Restated Registration Rights Agreement among the Parties dated as of February 25, 2009, as amended.

Each of GE Capital and the Company hereto further represents and warrants that neither it nor any other Releasing Party with respect to it has filed or permitted to be filed against any Released Party, individually or collectively, any lawsuits or arbitrations related to any of the Claims released pursuant to this agreement, and each of GE Capital and the Company covenants and agrees that neither it nor any other Releasing Party with respect to it will file or permit to be filed any lawsuits at any time hereafter with respect to any Claims released pursuant to this agreement.

3. NBCU Waiver. As between the Company and NBCU, neither the Company nor NBCU shall be relieved of any liability under the 2009 Shareholder Agreement arising from any breach of its obligations under the 2009 Shareholder Agreement occurring prior to the termination of the 2009 Shareholder Agreement pursuant to this Agreement; provided that NBCU for and on behalf of itself and its Affiliates, predecessors, successors and assigns (collectively together with NBCU, the “Waiving Parties”) waives any and all Claims that the Waiving Parties had, may have had, or now have against the Company or any other Released Party with respect to the Company’s failure to obtain NBCU’s consent in accordance with Section 3.02, 3.03 or 3.04 of the 2009 Shareholder Agreement prior to the date hereof; provided, that the foregoing waiver shall not apply to any failure to obtain NBCU’s consent prior to the date hereof with respect to any action or matter that, if taken or occurring after the date hereof without NBCU’s consent, would constitute a breach of Section 3.04 of the NBCU Shareholder Agreement.

4. Representations. Each of the Parties represents to each of the other Parties that:

(a) Such Party has the full legal right and capacity to enter into this Agreement and perform its respective obligations hereunder. This Agreement has been duly and validly executed and delivered by such Party and, assuming due authorization, execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of such Party, enforceable

EVINE Live Inc.

April 2016

against such Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

(b) The execution and delivery by such Party of this agreement, the performance by such Party of its obligations hereunder and the consummation of the transactions contemplated hereby, will not (a) violate, conflict with or result in the breach of any provision of the operating agreement (or other organizational documents) of such Party; (b) result in the violation by such Party of any applicable law or order of any governmental or regulatory authority applicable to such Party or any of such Party’s assets or properties; or (c) conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, require such Party to obtain any consent, approval or action of, make any filing with or give any notice to any Person pursuant to, result in or give to any Person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Liens upon any of the assets or properties of such Party under, any of the terms, conditions or provisions of any agreement to which such Party is a party or by which Party or any of the assets or properties of such Party is bound, other than any such consent, approval, action, filing or notice that has not been obtained, made or given or any required filings pursuant to the Exchange Act or the rules of the SEC.

EVINE Live Inc.

April 2016

Sincerely,

EVINE Live Inc.

By:	/s/ Damon E. Schramm
Name:	Damon E. Schramm
Title:	Senior Vice President and General Counsel

GE Capital Equity Investments Inc.

By:	/s/ Karen A. Austin
Name:	Karen A. Austin
Title:	Senior Vice President

NBCUniversal Media, LLC

By:	/s/ Robert Eatroff
Name:	Robert Eatroff
Title:	Executive Vice President

[Signature page to letter agreement dated April 2016]

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